Hobbydb Corp. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unaudited

Balance Sheet

HobbyDB

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Brex Cash Account	52,894.40
Cash Expenses Account	-830.33
PayPal Payments	328.87
Total for Bank Accounts	**$52,392.94**
Accounts Receivable	
Accounts Receivable	25,808.83
Total for Accounts Receivable	**$25,808.83**
Other Current Assets	
Employee Cash Advances	0.00
Inventory Asset	1,181.94
Payroll Corrections	0.00
QuickBooks Tax Holding Account	0.00
Repayment	
Advance Repayment	0.00
Repayment for advance	0.00
Total for Repayment	**$0.00**
Retainer ADA Law Suit	0.00
Undeposited Funds	0.00
Total for Other Current Assets	**$1,181.94**
Total for Current Assets	**$79,383.71**
Fixed Assets	
Accumulated Depreciation	-10,444.00
Computers	10,444.00
Total for Fixed Assets	**$0.00**
Other Assets	
Accum Amort-Intagibles	-113,872.00
Intangible Assets	229,299.99
Total for Other Assets	**$115,427.99**
Total for Assets	**$194,811.70**

Balance Sheet

HobbyDB

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	124,108.58
Team Payable	240,344.25
Total for Accounts Payable	**$364,452.83**
Credit Cards	
Capital One Credit Card	32,986.12
US Bank	9,517.74
Total for Credit Cards	**$42,503.86**
Other Current Liabilities	
Client Advances	0.00
Collection Escrow Account	0.00
Direct Deposit Payable	0.00
Payroll Liabilities	$0.00
CO Income Tax	2,181.65
CO Paid Family and Medical Leave	22.94
CO Unemployment Tax	37.35
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	84.00
Medical Insurance (Pretax)	0.00
Total for Payroll Liabilities	**$2,325.94**
Total for Other Current Liabilities	**$2,325.94**
Total for Current Liabilities	**$409,282.63**
Long-term Liabilities	
PayPal Loan (Marketplace)	$2,948.15
PayPal Loan Fee (Marketplace)	0.00
Total for PayPal Loan (Marketplace)	**$2,948.15**
Quickbooks Loan	75,616.65
Shareholder Loan	54,463.00
Total for Long-term Liabilities	**$133,027.80**
Total for Liabilities	**$542,310.43**
Equity	
Additional Paid in Capital	89,999.70
Common Stock	5,347.80
Opening Balance Equity	1,625.10
Preferred Stock	5,235,442.16
Prior Period Adjustments	-1,424.18
Retained Earnings	-5,597,435.02
Net Income	-81,054.29
Total for Equity	**-$347,498.73**
Total for Liabilities and Equity	**$194,811.70**

Balance Sheet

HobbyDB

As of Dec 31, 2024

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Brex Cash Account	25,010.34
Cash Expenses Account	-373.89
PayPal Payments	18.91
Total for Bank Accounts	**$24,655.36**
Accounts Receivable	
Accounts Receivable	42,809.44
Total for Accounts Receivable	**$42,809.44**
Other Current Assets	
Employee Cash Advances	0.00
Inventory Asset	29,503.03
Payroll Corrections	0.00
Repayment	
Advance Repayment	0.00
Repayment for advance	0.00
Total for Repayment	**$0.00**
Retainer ADA Law Suit	0.00
Undeposited Funds	0.00
Total for Other Current Assets	**$29,503.03**
Total for Current Assets	**$96,967.83**
Fixed Assets	
Accumulated Depreciation	-10,444.00
Computers	10,444.00
Total for Fixed Assets	**$0.00**
Other Assets	
Accum Amort-Intagibles	-113,872.00
Intangible Assets	229,299.99
Total for Other Assets	**$115,427.99**
Total for Assets	**$212,395.82**

Balance Sheet

HobbyDB

As of Dec 31, 2024

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	126,480.57
Team Payable	226,190.60
Total for Accounts Payable	**$352,671.17**
Credit Cards	
Capital One Credit Card	33,839.46
Total for Credit Cards	**$33,839.46**
Other Current Liabilities	
Client Advances	0.00
Collection Escrow Account	0.00
Direct Deposit Payable	0.00
Payroll Liabilities	$0.00
CO Income Tax	2,161.65
CO Paid Family and Medical Leave	216.61
CO Unemployment Tax	71.76
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	126.00
Medical Insurance (Pretax)	0.00
Total for Payroll Liabilities	**$2,576.02**
Total for Other Current Liabilities	**$2,576.02**
Total for Current Liabilities	**$389,086.65**
Long-term Liabilities	
PayPal Loan (Marketplace)	$8,948.15
PayPal Loan Fee (Marketplace)	0.00
Total for PayPal Loan (Marketplace)	**$8,948.15**
Quickbooks Loan	80,805.46
Total for Long-term Liabilities	**$89,753.61**
Total for Liabilities	**$478,840.26**
Equity	
Additional Paid in Capital	89,999.70
Common Stock	5,347.80
Opening Balance Equity	1,625.10
Preferred Stock	5,235,442.16
Prior Period Adjustments	-1,424.18
Retained Earnings	-5,264,306.66
Net Income	-333,128.36
Total for Equity	**-$266,444.44**
Total for Liabilities and Equity	**$212,395.82**

Profit and Loss

HobbyDB

January 1-December 31, 2025

	TOTAL
Income	
Core Business	
Affiliate Fees & Listing Fees	260.00
hobbyDB Products	13,456.55
Inhouse Advertising	45,911.72
Outsourced Advertising	71,550.49
Service/Fee Income	521.83
Transaction Fees & Subs	337,733.34
Total for Core Business	**$469,433.93**
Total for Income	**$469,433.93**
Cost of Goods Sold	
Cost of Goods Sold	4,726.12
Hosting Fees	75,484.03
Inventory Shrinkage	20,232.91
Partner Payments	556.27
PayPal Fees	23.64
Shipping hobbyDB Products	505.99
Transaction related Finance Fees	14,425.65
Total for Cost of Goods Sold	**$115,954.61**
Gross Profit	**$353,479.32**
Expenses	
Bank Charges	-1,943.29
Channel expenses	
PayPal expense	549.68
Total for Channel expenses	**$549.68**
Commissions & fees	625.00
Data	24,979.46
Interest Expense	39,021.86
Legal & Professional Fees	$63.50
Accounting & Finance Fees	1,900.00
Total for Legal & Professional Fees	**$1,963.50**
Marketing	$2,564.45
Advertising/Promotional	9.99
Email Marketing	13,543.32
Social Media	212.50
Subcontractors Marketing	3,412.50
User Testing	30.00
Total for Marketing	**$19,772.76**
Meals and Entertainment	134.67
Office Expenses	103.81
Other General and Admin Expenses	412.96

Profit and Loss

HobbyDB

January 1-December 31, 2025

	TOTAL
Payroll Expenses	
Medical Insurance	28,556.18
Taxes	14,805.63
Wages	206,922.88
Total for Payroll Expenses	**$250,284.69**
Shipping and delivery expense	88.76
Soft- and Hardware	2,882.33
Stationery & Printing	119.07
Subcontractors Development	94,015.47
Supplies	36.89
Taxes & Licenses	994.40
Travel	-312.70
Travel Meals	247.42
Utilities	
Telephone	411.87
Total for Utilities	**$411.87**
Total for Expenses	**$434,388.61**
Net Operating Income	**-$80,909.29**
Other Expenses	
Other Miscellaneous Expense	145.00
Total for Other Expenses	**$145.00**
Net Other Income	**-$145.00**
Net Income	**-$81,054.29**

Profit and Loss

HobbyDB

January 1-December 31, 2024

	TOTAL
Income	
Core Business	
Data Subscriptions	121,786.67
hobbyDB Products	15,719.47
Inhouse Advertising	107,751.61
Outsourced Advertising	111,414.76
Transaction Fees & Subs	91,986.16
Total for Core Business	**$448,658.67**
Total for Income	**$448,658.67**
Cost of Goods Sold	
Cost of Goods Sold	8,048.87
Hosting Fees	59,006.26
Partner Payments	2,250.00
Refunds to Buyers / Sellers	20.00
Shipping hobbyDB Products	2,315.78
Total for Cost of Goods Sold	**$71,640.91**
Gross Profit	**$377,017.76**
Expenses	
Bad Debts	27,691.17
Bank Charges	-1,682.33
Commissions & fees	225.00
Data	62,836.41
Dues & Subscriptions	-20.00
Interest Expense	31,550.62
Legal & Professional Fees	$22,086.71
Accounting & Finance Fees	6,782.15
Fundraising	-2,000.00
Total for Legal & Professional Fees	**$26,868.86**
Marketing	$1,064.97
Email Marketing	23,963.53
Subcontractors Marketing	4,823.66
Total for Marketing	**$29,852.16**
Meals and Entertainment	687.02
Office Expenses	$189.50
Office Food & Drinks	15.00
Total for Office Expenses	**$204.50**
Other General and Admin Expenses	160.87
Payroll Expenses	-$100.00
Medical Insurance	25,635.18
Taxes	15,344.58
Wages	226,506.78
Workers Comp Insurance	203.00
Total for Payroll Expenses	**$267,589.54**
Rent or Lease	594.00

Profit and Loss

HobbyDB

January 1-December 31, 2024

	TOTAL
Shipping and delivery expense	35.45
Soft- and Hardware	5,573.64
Subcontractors Development	226,121.15
Taxes & Licenses	566.41
Travel	2,842.36
Travel Meals	381.80
Utilities	
Telephone	423.96
Total for Utilities	**$423.96**
Total for Expenses	**$682,502.59**
Net Operating Income	**-$305,484.83**
Other Income	
Interest Earned	-646.53
Total for Other Income	**-$646.53**
Other Expenses	
Amortization Expense	23,497.00
Other Miscellaneous Expense	3,500.00
Total for Other Expenses	**$26,997.00**
Net Other Income	**-$27,643.53**
Net Income	**-$333,128.36**

Statement of Cash Flows

HobbyDB

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-81,054.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	-2,371.99
Accounts Receivable	17,000.61
Capital One Credit Card	-853.34
Direct Deposit Payable	0.00
Inventory Asset	28,321.09
Payroll Liabilities:CO Income Tax	20.00
Payroll Liabilities:CO Paid Family and Medical Leave	-193.67
Payroll Liabilities:CO Unemployment Tax	-34.41
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-42.00
Payroll Liabilities:Medical Insurance (Pretax)	0.00
QuickBooks Tax Holding Account	0.00
Repayment:Repayment for advance	0.00
Team Payable	14,153.65
US Bank	9,517.74
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$65,517.68**
Net cash provided by operating activities	**-$15,536.61**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
PayPal Loan (Marketplace)	-6,000.00
Quickbooks Loan	-5,188.81
Shareholder Loan	54,463.00
Net cash provided by financing activities	**$43,274.19**
NET CASH INCREASE FOR PERIOD	**$27,737.58**
Cash at beginning of period	**$24,655.36**
CASH AT END OF PERIOD	**$52,392.94**

Statement of Cash Flows

HobbyDB

January 1-April 14, 2026

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	13,811.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	11,384.75
Accounts Receivable	7,275.53
Capital One Credit Card	-418.41
Direct Deposit Payable	0.00
Payroll Liabilities:CO Income Tax	328.00
Payroll Liabilities:CO Paid Family and Medical Leave	-5.39
Payroll Liabilities:CO Unemployment Tax	320.69
Payroll Liabilities:Federal Taxes (941/944)	1,971.13
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:Medical Insurance (Pretax)	225.54
QuickBooks Tax Holding Account	-3,651.47
Repayment:Repayment for advance	0.00
US Bank	-4,757.78
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$12,672.59**
Net cash provided by operating activities	**$26,484.12**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
PayPal Loan (Marketplace)	-1,500.00
Quickbooks Loan	-30,730.38
Shareholder Loan	1,109.58
Net cash provided by financing activities	**-$31,120.80**
NET CASH INCREASE FOR PERIOD	**-$4,636.68**
Cash at beginning of period	**$52,392.94**
CASH AT END OF PERIOD	**$47,756.26**

Hobbydb Corp.
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance of Stockholders' Equity	(266,444.44)	66,683.92
Net Income (Loss)	(81,054.29)	(333,128.36)
Shareholder Loan Contributions	54,463.00	—
Closing Balance of Stockholders' Equity	**(347,498.73)**	**(266,444.44)**

Hobbydb Corp.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Hobbydb Corp. (the "Company") is a corporation organized on October 01, 2013 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.